February 21, 2020

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1,258 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to update the principal investment strategies and other information for the PFG BNY Mellon Diversifier Strategy Fund f/k/a RiskPro PFG 0-15 Fund, PFG JPMorgan Tactical Aggressive Strategy Fund f/k/a RiskPro 30+ Fund, PFG JPMorgan Tactical Moderate Strategy Fund f/k/a RiksPro Dynamic 20-30 Fund, PFG Meeder Tactical Strategy Fund f/k/a RiskPro Tactical 0-30, PFG MFS Aggressive Growth Strategy Fund f/k/a RiskPro PFG 30+ Fund, PFG Balanced Strategy Fund f/k/a RiskPro PFG Balanced 20-30 Fund, PFG Equity Strategy Fund f/k/a RiskPro PFG Equity 30+, PFG Global Strategy Fund f/k/a RiskPro PFG 30+, PFG Active Core Bond Strategy Fund f/k/a RiskPro Dynamic 0-10, and PFG Diversifier Strategy Fund f/k/a RiskPro Alternative 0-15 Fund.

If you have any questions, please contact Brian Doyle-Wenger at (614) 469-3294

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger